[BLANK ROME LLP LETTERHEAD]




PHONE:        215-569-5530
FAX:          215-832-5530
EMAIL:        STOKES@BLANKROME.COM


                                                              July 31, 2007


VIA EDGAR

Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                  RE: CORNERSTONE PROGRESSIVE RETURN FUND (THE "FUND") SEC FILE NUMBERS: 333-142920; 811-22066

Dear Mr. Di Stefano:

         On behalf of our client, the Fund, transmitted herewith is Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 for filing under the Securities Act of 1933 and the Investment Company Act of 1940. This Pre-Effective Amendment No. 2 is being filed exclusively for the purpose of providing you with a marked copy highlighting changes made to the Fund's initial Registration Statement, as filed on May 14, 2007. Parts A, B and C of this Pre-Effective Amendment No. 2 are identical to those comprising Pre-Effective Amendment No. 1 to the Fund's Registration Statement, as filed on July 12, 2007.

         Should you have any questions or comments regarding the above, please phone me at (215) 569-5530 or Thomas R. Westle at (212) 885-5239.

                                                              Very truly yours,

                                                              /s/ Mary Stokes
                                                              ----------------
                                                              MARY STOKES

MS/je